CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
HITCOM CORPORATION



HitCom Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of HitCom Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the shareholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this
corporation be amended by changing 	Article IV thereof
so that, as amended said Article shall be and read as follows:

4.	ARTICLE IV - CAPITAL STOCK.  The total number of
shares of all classes of capital 		stock which the
Corporation has the authority to issue in 17,500,000 shares
which are 		divided 	into two classes as follows:

5,000,000 shares of Preferred Stock
("Preferred Stock") $.001 par value per share, and

12,500,000 shares of Common Stock ("Common
Stock") $.004 par value per share.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Shares as Preferred Shares which are part of a series and, in connection with the creation of such series to fix by the resolution or resolutions providing for the issue of shares, the number of shares of such series, and designation, powers, preferences and rights of such series, and the qualifications, limitations and restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

Effective as of the close of business on the date on which this Certificate of Amendment is filed with the Delaware Secretary of State, each four shares of Common Stock outstanding issued at that time shall be automatically changed and reclassified without further action into one fully paid and non-assessable share of the Corporation's Common Stock, provided that no fractional shares shall be issued pursuant to such change and reclassification. The Corporation shall pay to each shareholder who would otherwise be entitled to fractional shares as a result of such change and reclassification the cash value of such fractional share based upon the average of the closing bid and asked quotations for the Corporation's Common Stock on the first business day following the date Certificate is filed with the Delaware Secretary of State.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the shareholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the state of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General
Corporation law of the State of Delaware.

IN WITNESS WHEREOF, said HitCom Corporation has caused this certificate to be signed by Anthony W. Hitt, its authorized officer, this 23 day of January, 1997.

/s/ Anthony W. Hitt
Anthony W. Hitt
President
HITCOM CORPORATION